UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

+86 10 0651-20297

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 28, 2024, U-BX Technology Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors (the “Purchasers”) for a private placement (“PIPE Offering”) of (i) 1,425,000 ordinary shares (the “Shares”), par value $0.0016 per share (the “Ordinary Shares”), and (ii) warrants to purchase an aggregate of 4,275,000 Ordinary Shares (the “Warrants”) at a purchase price of $4.00 per Ordinary Share and three accompanying Warrants, which is approximately 102% of the closing price of the Company’s Ordinary Share of the trading day immediately prior to the date of the Securities Purchase Agreement (the “Offering Price”), for a gross proceeds of $5.7 million (assuming the Warrants are not exercised). The Company intends to use the net proceeds from the PIPE Offering to provide financing for administrative expenses, talent acquisition, and working capital needs.

The Warrants are exercisable upon issuance and will expire five years from their initial date of exercise. The Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise. In addition, if at any time after the three months’ anniversary of the date of issuance, the holder of the Warrant may alternatively exchange all, or any part, of the Warrants into such aggregate number of Ordinary Shares equal to the product of (x) 0.8 and (y) such aggregate number of Ordinary Shares underlying such portion of the Warrants to be exercised.

Each Warrant has an initial exercise price of $4.00 per Ordinary Share, subject to reset and adjustment as discussed below. Pursuant to the Securities Purchase Agreement, on the seventh (7th) calendar days after the closing of the PIPE Offering, the exercise price of the Warrants shall be reset to 20% of Nasdaq Minimum Price of the Company’s Ordinary Share, rounding up to the nearest first decimal place, determined on the date of the Securities Purchase Agreement. In addition, upon such reset of the exercise price, the number of Ordinary Shares underlying the Warrants (the “Warrant Shares”) issuable immediately prior to such reset shall be adjusted to the number of Ordinary Shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset. The Securities Purchase Agreement also contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties.

The exercise price of the Warrants is subject to further adjustment including share dividends, share splits, share combination, subsequent rights offering, pro rata distributions, and certain fundamental transaction. If at any time on or after the issuance of the Warrants, there occurs any share split, reverse share split, share dividend, share combination recapitalization or other similar transaction involving the Ordinary Shares (each, a “Share Combination Event”, and such date on which the Share Combination Event is effected, the “Share Combination Event Date”) and the lowest weighted average price of the Ordinary Shares during the period commencing on the trading day immediately following the applicable Share Combination Event Date and ending on the fifth (5th) trading day immediately following the applicable Share Combination Event Date (such period the “Share Combination Adjustment Period” and such price the “Event Market Price”), is less than the exercise price then in effect (after giving effect to the adjustment of the share splits share combination by multiplying a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event), then, at the close of trading on the last day of the Share Combination Adjustment Period, the exercise price then in effect on such 5th trading day shall be reduced (but in no event increased) to the Event Market Price and the number of Warrant Shares issuable upon exercise of the Warrants shall be increased such that the aggregate exercise price payable, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price for the Warrant Shares prior to such adjustment.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchases and agreed to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of the Shares, the Warrants and the Warrant Shares.

Mr. Jian Chen, the Chief Executive Officer and Director of the Company, participated in the PIPE Offering and purchased 525,000 Shares and 1,575,000 Warrants at the Offering Price. The transaction was negotiated at arm’s length. Mr. Chen’s investment were approved by the shareholders at the annual meeting of shareholders of the Company held on October 24, 2024 and by the Board of Directors on November 28, 2024.

The Company issued the Shares and Warrants and the PIPE Offering closed on November 28, 2024. The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. The Purchaser represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or Warrants for the account or benefit of any U.S. person. The Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Warrants, and the Registration Rights Agreement, forms of which attached hereto as Exhibits 10.1. 10.2, and 10.3, respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Ordinary Share Purchase Warrant
10.3	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: December 4, 2024	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer, and Director

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